The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

One Congress Street, Suite 1

Boston, MA 02114

February 21, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Soo Im-Tang, Esq.

Division of Investment Management

Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577

(the “Fund” or “Registrant”)

Dear Ms. Im-Tang:

The purpose of this letter is to respond to your comments provided on February 13, 2025, regarding the Fund’s Post-Effective Amendment (“PEA”) No. 120 to its registration statement relating to changes to the Quantitative U.S. Large Cap Growth Equity Portfolio and the Quantitative U.S. Large Cap Value Equity Portfolio and changes to the names of certain series of the Registrant as follows: “Quantitative U.S. Large Cap Core Equity Portfolio” to “Disciplined U.S. Equity Portfolio”, “Quantitative U.S. Large Cap Growth Equity Portfolio” to “Disciplined U.S. Growth Equity Portfolio”, “Quantitative U.S. Large Cap Value Equity Portfolio” to “Disciplined U.S. Value Equity Portfolio”, “Quantitative U.S. Small Cap Equity Portfolio” to “Disciplined U.S. Small Cap Equity Portfolio”, “Quantitative International Equity Portfolio” to the “Disciplined International Equity Portfolio”, “Quantitative U.S. Long/Short Equity Portfolio” to “Long/Short Equity Portfolio” and “Quantitative U.S. Total Market Equity Portfolio” to “Total Market Plus Equity Portfolio”, on Form N-1A. PEA No. 120 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on December 30, 2024.

For your convenience, each comment made by the staff has been reproduced immediately followed by the Fund’s response.

1.	Comment: Please provide completed fee table and expense examples for all Portfolios at least five days prior to effectiveness.

Response: The Registrant will supplementally provide completed fee tables and expense examples for all Portfolios at least five days prior to the effective date.

2.	Comment: The investment strategy disclosure for the Disciplined U.S. Equity Portfolio states that it may invest in other investment companies. If the Portfolio invests in other investment companies please confirm that acquired fund fees and expenses will be disclosed in the Portfolio’s fee table.

Response: Confirmed. The Disciplined U.S. Equity Portfolio invested in other investment companies during the period. However, the amount of fees from investment in other investment companies was less than 0.01% and no acquired fund fees and expenses are required to be disclosed in the fee table.

3.	Comment: The “Principal Investment Strategies” disclosure for the Disciplined U.S. Equity Portfolio states that the Advisor will consider “environmental, social and governance (ESG) criteria” when making investment decisions. This comment applies to all of the Portfolios that consider ESG criteria when making investment decisions.

a.	Please disclose whether or not the Adviser applies these ESG factors to every investment decision it makes or only some investment decisions.

b.	Please explain if an investment could be made in a company that scores poorly in ESG factors if it scores strongly in other non-ESG factors.

c.	Please consider whether it might be appropriate to add “ESG Risk” as a principal investment risk of the Portfolio. If not, please explain supplementally why it would not be appropriate.

Response: The Registrant acknowledges the comment. For each Portfolio where this disclosure occurs, the Registrant will add the following sentence to clarify that the ESG criteria are not determinative factors in the investment decision-making process: “As ESG information is just one investment criterion, ESG considerations are generally not solely determinative in any investment decision made by the Advisor.”

4.	Comment: Please confirm that notice of the name changes from “Quantitative U.S. Large Cap Growth Equity Portfolio” to “Disciplined U.S. Growth Equity Portfolio” and from “Quantitative U.S. Large Cap Value Equity Portfolio” to “Disciplined U.S. Value Equity Portfolio” have been filed on the SEC’s EDGAR system as a Form 497 filing or if not, a notice of name change has been mailed to shareholders.

Response: Confirmed. A Form Type 497 filing was made on the SEC’s EDGAR system on December 30, 2024 (Accession Number: 0001133228-24-011691).

5.	Comment: If the Disciplined U.S. Growth Equity Portfolio or Disciplined U.S. Value Equity Portfolio will focus its investments in any specific economic sectors, please disclose which sectors for each Portfolio and include the corresponding risks disclosures.

Response: The Disciplined U.S. Growth Equity Portfolio and Disciplined U.S. Value Equity Portfolio do not focus its investments in a specific economic sector. However, in response to this comment, the Registrant will add “Sector Risk” with “Financials Sector” disclosure for the Disciplined U.S. Value Equity Portfolio.

6.	Comment: The Disciplined U.S. Growth Equity and Disciplined U.S. Value Equity Portfolios’ “Principal Investment Strategies” disclosure states for each Portfolio that it will invest at least 80% of net assets in common stocks of large capitalization companies. Please consider supplementing the Portfolio’s “Market Risk” disclosure to address the following; “stocks in larger companies may underperform relative to, and may not be able to respond as quickly to business risks and opportunities as, smaller companies.”

Response: Confirmed. The Registrant will add the requested disclosure.

7.	Comment: For Portfolios where fees are being waived and/or reimbursed pursuant to a contractual agreement (a “Waiver Agreement”) with the Advisor, please confirm if the amounts waived and/or reimbursed under the respective Waiver Agreement are subject to recoupment.

Response: The Registrant confirms that fee waivers and expense reimbursements for each Portfolios made pursuant to a Waiver Agreement are not subject to recoupment.

8.	Comment: On page 28 of the Institutional Class prospectus please include disclosure indicating that the Portfolios’ contractual fee waivers may not be terminated prior to February 2026 without the approval of the Board.

Response: Confirmed. The Registrant will add the requested disclosure.

9.	Comment: Please confirm that any comments made to the Portfolios’ Institutional Class prospectus will be applied to the corresponding disclosure in the Advisor Class prospectus.

Response: The Registrant so confirms.

10.	Comment: The Russell 2000 Index is not an appropriate broad-based market index for the Disciplined U.S. Small Cap Equity Portfolio. Please select an appropriate broad-based market index as the Portfolio’s performance benchmark.

Response: The Registrant will add disclosure showing the S&P 500 Index as a broad-based market index.

11.	Comment: The second paragraph in the “Investment Limitations” section of the Statement of Additional Information is stated in the negative. For clarity, please consider restating the paragraph to affirmatively state the Portfolios to which these limitations apply.

Response: Confirmed. The paragraph has been restated in the affirmative to identify the relevant Portfolios.

12.	Comment: Please confirm that all missing or bracketed information will be updated in the Portfolios’ Rule 485(b) filing.

Response: Confirmed.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-3969 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Francine S. Hayes
Francine S. Hayes